SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM T-1
STATEMENT OF ELIGIBILITY UNDER
THE TRUST INDENTURE ACT OF 1939 OF A
CORPORATION DESIGNATED TO ACT AS TRUSTEE
Check if an Application to Determine Eligibility of
a Trustee Pursuant to Section 305(b)(2)

U.S. BANK NATIONAL ASSOCIATION
(Exact name of Trustee as specified in its charter)
31-0841368
I.R.S. Employer Identification No.

800 Nicollet Mall
Minneapolis, Minnesota	55402
(Address of principal executive offices)	(Zip Code)
Patricia M. Child
U.S. Bank National Association
209 South LaSalle Street
Chicago, Illinois 60604
(312) 325-8902
(Name, address and telephone number of agent for service)
NISSAN AUTO RECEIVABLES 2009-A OWNER TRUST
(Issuer with respect to the Securities)
Nissan Auto Receivables Corporation II
(Exact name of Registrant as specified in its charter)

Delaware	95-4831541
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

One Nissan Way
Franklin, Tennessee	37067
(Address of Principal Executive Offices)	(Zip Code)
Asset Backed Notes of Nissan Auto Receivables 2009-A Owner Trust
(Title of the Indenture Securities)

Item 1. GENERAL INFORMATION
Item 2. AFFILIATIONS WITH OBLIGOR
Items 3-15. Not applicable
Item 16. LIST OF EXHIBITS
SIGNATURE
EX-99.6
EX-99.7

FORM T-1
Item 1. GENERAL INFORMATION. Furnish the following information as to the Trustee.
a)	Name and address of each examining or supervising authority to which it is subject.
Comptroller of the Currency
Washington, D.C.
b)	Whether it is authorized to exercise corporate trust powers.
Yes

Item 2.	AFFILIATIONS WITH OBLIGOR. If the obligor is an affiliate of the Trustee, describe each such affiliation.
None

Items 3-15.	Not applicable

Item 16.	LIST OF EXHIBITS: List below all exhibits filed as a part of this statement of eligibility and qualification.
1.	A copy of the Articles of Association of the Trustee.*

2.	A copy of the certificate of authority of the Trustee to commence business.*

3.	A copy of the certificate of authority of the Trustee to exercise corporate trust powers.*

4.	A copy of the existing bylaws of the Trustee.**

5.	A copy of each Indenture referred to in Item 4. Not applicable.

6.	The consent of the Trustee required by Section 321(b) of the Trust Indenture Act of 1939, attached as Exhibit 6.

7.	Report of Condition of the Trustee as of September 30, 2008 published pursuant to law or the requirements of its supervising or examining authority, attached as Exhibit 7.

*     Incorporated by reference to Exhibit 25.1 to Amendment No. 2 to registration statement on S-4, Registration Number 333-128217 filed on November 15, 2005.
**  Incorporated by reference to Exhibit 25.1 to registration statement on S-4, Registration Number 333-145601 filed on August 21, 2007.

SIGNATURE
     Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the Trustee, U.S. BANK NATIONAL ASSOCIATION, a national banking association organized and existing under the laws of the United States of America, has duly caused this statement of eligibility and qualification to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of Chicago, State of Illinois on the 27th of January, 2009.

By:	/s/ Patricia M. Child
Patricia M. Child
Vice President

By:	/s/ Nancie J. Arvin
Nancie J. Arvin
Vice President

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